Exhibit 99.1

GCL Executes MOU to Acquire Madeviral, Aiming to Accelerate Global Growth in Game Marketing and Publishing Support

SINGAPORE, Oct. 16, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that it has entered into a non-binding Memorandum of Understanding (“MOU”) to acquire Madeviral, a Singapore-based full-service marketing agency specializing in gamer-focused marketing.

Founded in 2016, Madeviral helps gaming brands create impactful game marketing strategies to reach gamers globally. Madeviral started as one of the pioneers of game influencer marketing in the Southeast Asian region and according to Madeviral, it currently has a network of over 40,000 gaming influencers around the world. Madeviral’s services include conducting multinational localised marketing campaigns, large scale in-person gaming events, and publisher press conferences, helping with game- focused creative production and design, and many more. Madeviral represented that it has supported the growth of hundreds of influencers/media/partners across the Southeast Asian region and GCL believes that Madeviral has helped develop the game marketing infrastructure that has redefined the region.

Under the terms of the MOU:

●	GCL will explore acquiring up to 51% of Madeviral’s equity interests.

●	The parties have agreed to a 60-day exclusivity period to complete due diligence and negotiate definitive agreements.

●	The closing of the transaction is subject to customary closing conditions, including satisfactory completion of due diligence, regulatory approvals and board approval.

“Madeviral’s creator-first approach, operational depth and deep roots in gaming culture make it a strong fit for GCL’s desire to grow its media ecosystem,” said Sebastian Toke, Group CEO of GCL. “This proposed acquisition supports our strategy to scale original IP and deepen engagement across digital platforms.”

“We’ve always believed that the most powerful game marketing starts with authentic stories from game companies that reject the status quo and dare to shape the gaming world through innovations and impeccable standards of creativity,” said Don Sim, CEO of Madeviral. “Partnering with GCL will give us the platform and resources to expand globally while staying true to the brands and gaming communities we serve.”

If the transaction is consummated, Madeviral’s leadership team is expected to remain in place post-acquisition, continuing to push the boundaries of marketing execution, driving content innovation and brand partnerships under GCL Group.

Further details will be disclosed upon execution of definitive agreements.

About GCL Global Holdings

GCL Global Holdings Ltd. (“GCL”) is a holding company incorporated in the Cayman Islands (GCL together with its subsidiaries, the “GCL Group”). Through its operating subsidiaries, GCL Group unites people through its ecosystem of content and hardware in games and entertainment, enabling creators to deliver engaging experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content as well as multimedia peripherals to bridge cultures and reach a global audience by introducing Asian-developed IP across consoles, PCs, and streaming platforms. Learn more at https://www.gclglobalholdings.com/

About Madeviral

Madeviral is a full-service creative marketing agency specializing in marketing by gamers, for gamers. Headquartered in Singapore with teams across Asia, and the Americas, Madeviral helps game publishers, consumer brands, and Web3 companies launch high-impact campaigns that resonate with gaming communities worldwide. With a network of over 40,000 influencers and having completed more than 750 successful game campaigns, Madeviral combines multinational local market expertise, bold creative strategy, and deep industry insight to excite fans and drive global engagement. https://www.madeviral.co/

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185